SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
or Section 30(h) of the Investment Company Act of 1940

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Check this box to indicate that a transaction was made pursuant to a contract, instruction or written plan for the purchase or sale of equity securities of the issuer that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). See Instruction 10.

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1. Name and Address of Reporting Person* Shukla Rajiv	2. Issuer Name and Ticker or Trading Symbol Carmell Corporation CTCX	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Chairman and Chief Executive Officer
(Last) (First) (Middle)
c/o Carmell Corporation 2403 Sidney Street, Suite 300	3. Date of Earliest Transaction (Month/Day/Year) 11/17/2023
(Street)
Pittsburgh PA 15203	4. If Amendment, Date of Original Filed (Month/Day/Year)	6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/17/2023	11/21/2023	P		2,000	A	$2.6899 (1)	10,612	D
Common Stock	11/20/2023	11/22/2023	P		3,750	A	$2.6179 (2)	14,362	D
Common Stock	11/21/2023	11/24/2023	P		200	A	$2.4857	14,562	D
Common Stock								4,249,908	I	By AHAC Sponsor III LLC (3)

ACTIVE/126196759.1

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

1.
The price reported in Column 4 is an average price. These shares were purchased in multiple transactions at prices ranging from $2.60 to $2.70, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote 1.
2.
The price reported in Column 4 is an average price. These shares were purchased in multiple transactions at prices ranging from $2.30 to $2.65, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote 2.
3.
AHAC Sponsor III LLC (the "Sponsor") is the record holder of these shares. The Reporting Person is the managing member of the Sponsor and may be deemed the beneficial owner of the shares held by the Sponsor. The Reporting Person disclaims beneficial ownership over any securities in which he does not have a pecuniary interest.

/s/ Rajiv Shukla	11/21/2023
** Signature of Reporting Person	Date
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4 (b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

ACTIVE/126196759.1